SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-36158

Wix.com Ltd.
(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On December 30, 2019, Wix.com Ltd. (the “Company”) received court approval for its motion to extend the right to repurchase up to $100 million of its ordinary shares which expired on December 31, 2019, until June 30, 2020.

The Company intends to continue filing extension requests on an ongoing basis as required. Subject to approval by the Israeli courts, under the board authorized plan, shares may be repurchased from time to time in open market transactions at prevailing market prices, in privately negotiated transactions or by other means in accordance with federal securities laws and regulations, and the repurchase plan may be suspended or discontinued at any time. For all or a portion of the authorized repurchase amount, Wix may repurchase all or a portion of the authorized repurchase amount pursuant to a plan that is compliant with Rule 10b5-1 of the United States Securities Exchange Act of 1934, as amended, that is designed to facilitate these purchases. The actual timing, number and value of shares repurchased depend on a number of factors, including the market price of Wix’s ordinary shares, general market and economic conditions and other corporate considerations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2019

WIX.COM LTD.

By:	/s/ Eitan Israeli
Name: Eitan Israeli
Title: VP & General Counsel